

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Rajeev Singh
Chief Executive Officer
Accolade, Inc.
1201 Third Avenue, Suite 1700
Seattle, WA 98101

      Re: Accolade, Inc.
          Registration Statement on Form S-1
          Filed March 15, 2021
          File No. 333-254291

Dear Mr. Singh:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services